Filed by Dominion Energy, Inc.

(Commission File No. 1-8489)

Pursuant to Rule 425

under the Securities Act of 1933

and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

SCANA Corporation

(Commission File No. 1-8809)

Updated FAQs on BrightEnergyFuture.com

Benefits

Question: How will the cash payment to SCE&G electric customers be calculated?

Each electric customer of SCE&G will get a cash payment based on the amount of electricity purchased for a 12-month period prior to the merger closing. The cash payment will be about $1,000 for an average residential customer. Cash payments will be paid by check or similar mechanism. They will be sent automatically within 90 days of the merger closing, and customers will not have to apply for them.

Question: Will all classes of SCE&G electric customers be eligible for the cash payment? Will it be calculated the same way?

Yes. (The allocation of upfront cash payments by class will be based on the 2016 ORS Revised Rates Allocation, not 2017).

Question: Will I have to apply for the cash payment?

No, it will be sent to you automatically. It will be sent within 90 days after closing the merger, pending regulatory approval.

Question: Question: What if I was a SCANA Electric & Gas electric customer for part of that time but no longer am a customer? Will I still get a cash payment?

Details of the plan will be provided later.

Question: Why aren’t PSNC Energy and SCANA Energy gas customers getting a cash payment?

The cash payment is to help cover costs paid for the withdrawn construction of two nuclear units. Only electric customers have paid toward that project, not natural gas customers.

Question: Didn’t SCANA already propose a 3 1⁄2 percent rate reduction and wouldn’t the benefit of the lower federal corporate income tax be passed along anyway? How is this tied to the proposed merger?

The overall customer benefits being proposed would not have been possible if backed by SCANA alone. They are made possible only by the financial strength of the combined companies.

Dominion Energy is proactively offering that full benefit of the lower federal corporate income tax on a more expedited basis via this merger approval process.

SCANA Customers

Question: How will this merger impact customers in the short and long term?

This merger includes very significant customer benefits. All electric customers would share in $1.3 billion in cash payments to offset costs related to the withdrawn construction of two new nuclear units that will not be completed because they grew too costly. For an average residential customer, the amount would be $1,000.

All customers also would see an approximate 5 percent rate reduction, driven from refunds of previous customer collections, as well as pass-through of corporate tax reform benefits, equal to more than $7 a month for a typical residential customer.

Dominion Energy will assume nearly $1.7 billion of existing withdrawn nuclear construction assets and will never collect them from customers. The merger will eliminate this cost from customer bills in 20 years, far sooner than the 50-60 that had been planned. And, Dominion Energy will never collect from customers the cost of purchasing a gas-fired power plant that would help replace power that was expected from the nuclear units.

Question: Why should customers have to pay for any of the VC Summer 2 and 3 units? They are too expensive and will never generate electricity.

We believe this proposal recognizes that all electric stakeholders have been impacted by the Summer units and should be addressed.

The merger agreement includes for customer cash payments of $1.3 billion ($1,000 for an average residential electric customer), which we believe is the largest cash payment to utility customers ever. There also is a 5 percent rate reduction, more than $1.7 billion in other nuclear-related costs that will never be charged to customers, and the $180 million purchase of natural-gas fired power station at no cost to customers.

Shareholders also have been affected by the VC Summer project. Even including the benefit of today’s merger agreement, they will have lost more than $3 billion in total investment value over the last 18 months. SCANA’s shareholders include tens of thousands of South Carolina residents, many of them being retirees and working families. The merger proposal would allow them to recover some of their loss but they still would bear a substantial part of the burden.

And, the agreement also would end the uncertainty about the future impact of the new nuclear units.. It removes uncertainty that can weigh down economic development, make it harder for SCE&G to meet the growing and changing needs of customer, and leave in question the future of a strong community partner and good employer. The decision to build the VC Summer nuclear units was made in accordance with state law.

Employees & Local Operations

Question: What will this mean to local employment?

We will treat SCANA employees fairly and with respect. This includes ensuring they will have pay protection either through employment or other benefits at least until the beginning of 2020.

Question: Will the corporate campus in Cayce be maintained?

The headquarters of SCE&G will remain in South Carolina. In time, we plan to evolve the organization to fit with the structure in place for the rest of Dominion Energy, if regulators approve.

Question: Will you rename the local operations like you have done with other Dominion Energy companies?

We plan to bring them under the Dominion Energy name at some point after the merger closing.

Customer Rates & Service

Question: What will this mean to rates for SCE&G gas customers?

They should expect to see the same commitment to safety and high levels of customer service. The merger will have no impact on their rates.

Question: Will this mean any change in service?

Dominion Energy and SCANA will work to make the transition as seamless as possible for customers. The same people will continue handling service, billing and other functions.

Question: Why not cut rates more?

This agreement balances the interests of all stakeholders: customers, communities, employees and shareholders. All are important.

Other Projects

Question: Has Dominion Energy South Carolina’s Charleston Pipeline Project been completed?

Dominion Energy Carolina Gas Transmission is constructing this new infrastructure to bring additional natural gas to South Carolina. The Charleston Project is expected to be in-service in the first quarter of 2018. The project is 100 percent contracted to in-state customers, including SCE&G, Flakeboard and Wyman Gordon.

Question: Are you expanding the Atlantic Coast Pipeline into South Carolina?

Dominion Energy’s focus is on completing the project as proposed. The nature and timing of any future project would depend on market needs that have not yet been specified. No decision has been made about a potential expansion beyond what has been filed with the Federal Energy Regulatory Commission. Any expansion would have to go through a full regulatory review process.

That said, the ACP could be expanded in the future, while continuing to meet the needs already identified in Virginia and North Carolina. We have been clear and consistent to state this from the beginning.

Question: How will the merger impact the natural gas business, which is not being talked about as much?

We will continue to focus on safe and reliable service, just as SCANA is doing now. We expect to promote sharing of best practices, just as we are doing with the merger of what was Questar a couple of years ago.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy will file with the SEC a Registration Statement on Form S-4 that will include a combined Proxy Statement of SCANA and Prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION

Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 20, 2017, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 28, 2017 and certain of its Current Reports on Form 8-K. Information regarding SCANA’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2017 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described under Important Additional Information.